Filed by Globe Specialty Metals, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Globe Specialty Metals, Inc.; Grupo FerroAtlantica
Filer’s SEC File No.: 001-34420
Date: February 23, 2015

Globe Specialty Metals and Grupo FerroAtlántica Creating an International Leader in Silicon and Specialty Metals February 23, 2015

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx Disclaimer and Forward Looking Statements 1 Cautionary Statement Regarding Forward - Looking Statements Certain statements in this communication regarding the proposed transaction among Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Globe’s, Grupo Villar Mir’s, FerroAtlántica’s and VeloNewco’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward - looking” statements made within the meaning of Section 21 E of the Securities Exchange Act of 1934 . These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions . All such forward - looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements . Among the key factors that could cause actual results to differ materially from those projected in the forward - looking statements are the following : Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco’s ability to consummate the transaction ; the conditions to the completion of the transaction, including the receipt of stockholder approval ; regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule ; Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco’s ability to meet expectations regarding the timing, completion and other aspects of the transaction ; the possibility that the parties may be unable to successfully integrate Globe’s and FerroAtlántica’s operations ; such integration may be more difficult, time - consuming or costly than expected ; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction ; the retention of certain key employees may be difficult ; the intense competition and expected increased competition in the future ; the ability to adapt services to changes in technology or the marketplace ; the ability to maintain and grow relationships with customers and clients ; the historic cyclicality of the metals industry and the attendant swings in market price and demand ; increases in energy costs and the effect on costs of production ; disruptions in the supply of power ; availability of raw materials or transportation ; cost of raw material inputs and the ability to pass along those costs to customers ; costs associated with labor disputes and stoppages ; the ability to generate sufficient cash to service indebtedness ; integration and development of prior and future acquisitions ; VeloNewco’s ability to effectively implement strategic initiatives and actions taken to increase sales growth ; VeloNewco’s ability to compete successfully ; availability and cost of maintaining adequate levels of insurance ; the ability to protect trade secrets or maintain their trademarks and other intellectual property ; equipment failures, delays in deliveries or catastrophic loss at any of Globe’s, FerroAtlántica’s or VeloNewco’s manufacturing facilities ; changes in laws protecting U . S . and Canadian companies from unfair foreign competition or the measures currently in place or expected to be imposed under those laws ; compliance with, potential liability under, and risks related to environmental, health and safety laws and regulations (and changes in such laws and regulations, including their enforcement or interpretation) ; risks from international operations, such as foreign exchange, tariff, tax, inflation, increased costs, political risks and their ability to expand in certain international markets ; risks associated with the metals manufacturing and smelting activity ; ability to manage price and operational risks including industrial accidents and natural disasters ; ability to acquire or renew permits and approvals ; potential loss due to immediate cancellations of service contracts ; risks associated with potential unionization of employees or work stoppages that could adversely affect the parties’ operations ; changes in general economic, business and political conditions, including changes in the financial markets ; and exchange rate fluctuation . Additional information concerning these and other factors can be found in Globe’s filings with the Securities and Exchange Commission (“SEC”), including Globe’s most recent Annual Reports on Form 10 - K, Quarterly Reports on Form 10 - Q and Current Reports on Form 8 - K . Readers are cautioned not to place undue reliance on these forward - looking statements that speak only as of the date hereof and Globe, FerroAtlántica or VeloNewco undertakes no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events or otherwise . Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed transaction among Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco . In connection with the proposed transaction, Globe and VeloNewco intend to file relevant materials with the SEC, including VeloNewco’s registration statement on Form F - 4 that will include a proxy statement of Globe that also constitutes a prospectus of VeloNewco . Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus, because they will contain important information about the proposed transaction . Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http : //www . sec . gov , or for free from Globe by contacting the Corporate Secretary, Globe Specialty Metals, 600 Brickell Avenue, Suite 1500 , Miami, FL 33131 , telephone : 786 - 509 - 6900 (for documents filed with the SEC by Globe) or from Grupo Villar Mir by contacting Investor Relations, Torre Espacio, Paseo de la Castellana, 259 D 49 a, 28046 Madrid, Spain, + 34 91 556 7347 (for documents filed with the SEC by FerroAtlantica or VeloNewco . Such documents are not currently available . Participants in Solicitation Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Globe common stock with respect to the proposed transaction . Information about Globe’s directors and executive officers is set forth in the proxy statement for Globe’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on October 27 , 2014 . To the extent holdings of Globe securities have changed since the amounts contained in the proxy statement for Globe’s 2014 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC . Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available) . These documents (when available) may be obtained free of charge from the SEC’s website http : //www . sec . gov , or from Globe and Grupo Villar Mir using the contact information above . Non - Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended .

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx $3.1 Billion Merger Creates a New International Leader in Silicon and Specialty Metals A compelling value proposition for Globe Specialty Metals (GSM) shareholders • Diversified low - cost international platform with increased scale • Optimization potential through vertically integrated business model, bolstered by new energy platform Strong balance sheet and cash flow to support continued growth and innovation, driving future shareholder returns Strong Financial Position 4 Entrepreneurial culture with strong M&A and operational track record Significant Growth Potential 5 A leader in s ilicon metal and f erroalloys Global Producer 1 2 Auto, solar, consumer p roducts (silicones), construction and energy Growing End Markets 6 Enhanced Platform 2 • Substantial operating and financial synergies • Transaction expected to be accretive to GSM EPS in year one Significant Value Creation 3

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx Proposed Merger Summary Overview ▪ GSM and FerroAtlántica to combine in $3.1bn all stock transaction - Expected to be tax - free for GSM and its shareholders ▪ Combined company will have a nine member b oard, comprised of five Grupo Villar Mir designees and four GSM designees - Alan Kestenbaum will be Executive Chairman; Executive Vice Chairman to be designated later by Grupo Villar Mir ▪ Combined company headquarters and senior management team will be located in London ▪ Board of Directors of both companies have unanimously approved the transaction ▪ Completion subject to customary closing conditions, including GSM shareholder approval and regulatory approvals ▪ Proxy materials expected to be sent to GSM shareholders in Q3 2015 with expected completion in Q4 2015 Proposed Merger Structure FerroAtlántica GSM Grupo Villar Mir 57 % Existing GSM Shareholders 43% Combined Company (UK domicile) 100 % Listed on NASDAQ 3

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx GSM: A Leading North American Producer of Silicon Metal and Silicon Alloys Silicon Metal 53 % Silicon - based Alloys 36 % Other 11 % North America 90 % Europe 6 % Latin America 3 % Asia 1% ▪ One of the largest silicon metal and silicon alloys producers in the world - Serving key customers in the specialty chemical, aluminum, solar, steel and ductile iron foundry industries - Diversified production base with 11 facilities and three mines in six countries – U.S., Canada, Argentina, Poland, China and South Africa - 22 furnaces with installed power of 518 MW and capabilities to produce more than 180,000 tons/year of silicon metal and 153,000 tons/year of silicon alloys - Mining locations in U.S. and Canada ▪ Key Financials: CY2014 Revenue of $806mm and CYEBITDA of $134mm 1 ▪ Current Headquarters: Miami , Florida, United States Revenue by Product 1 Revenue by Geography 1 4 Source: GSM management. 1 For the year ended December 31, 2014.

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx Silicon Metal 35% Manganese Alloys 23% Ferrosilicon 20% Foundry 6% Energy 5% Microsilica 2% CaSi 1% Other 8% FerroAtlántica: A Leading International Producer of Silicon Metal, Silicon - based Alloys and Manganese Alloys ▪ A leading global producer of silicon metal, silicon - based alloys and manganese alloys ▪ A leading independent Spanish producer of hydroelectric energy ▪ Two major business lines: - 15 production centers: Spain (5), France (6), Venezuela (1), South Africa (2), China (1) - 46 furnaces with installed power of 1,024 MW; produces more than 1mm tons/year of ferroalloys - Mining locations in Spain, Venezuela and South Africa - Additional photovoltaic solar silicon metal production capabilities - 14 total hydroelectric plants: Spain (12) and France (2) - Total installed capacity of 210 MW; average annual production of 650mm KWh ▪ Key Financials: ▪ Ownership: Currently 100 % owned by Grupo Villar Mir, one of Spain’s largest private companies ▪ Current Headquarters: Madrid, Spain Source: FerroAtlántica management information and financial reports. 1 Converted at 2014 average USD / EUR exchange rate of 1.3284. Spain - Energy 5% Germany 14% US 10% UK 5% France 4% Italy 3% South Korea 1% Rest of EU 17% RoW 19% Spain - Electrometallurgy 18% South Africa 4% Electrometallurgy Energy Revenue by Product Revenue by Geography 5 € mm $ mm 1 Revenue 1,104 1,466 EBITDA 145 193

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx Highly Complementary Business Profile, Management Style and Growth Strategy A Combination of Industry Leaders 1 For the year ended December 31, 2014. • Built and run by entrepreneurs • Long history of disciplined acquisitions and successful integrations • Low - cost p roducer • Focus on vertical integration • Advantaged cost structure • Emphasis on balance sheet strength Pro Forma Revenue by Geography 1 6 Pro - forma combined revenues of approximately $2.3 billion and pro - form EBITDA of approximately $325 million Pro Forma Silicon Revenue by End Market 1 Production Facilities 15 11 26 Mines 6 3 9 Countries 5 6 9 NewCo Aluminum45 % Asia 2% Europe 47% North America 42% RoW 9 % Chemical 42% Solar/ Semiconductor 11% Electronics 2% Other 1%

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx Growth Culture with Strong Track Record Acquisitions and Selected Investments Over Time History of Successfully Acquiring , Integrating, Operating and Growing Businesses Alloys Silicon Metal Quartz Coal Electrodes FeSi Silica Fume Power Mendoza and San Luis, Argentina Alloy, WV, Alabama Sand & Gravel, AL, and Alloy Power Selma, AL Niagara , NY Beverly , OH Camargo, Brazil Yonvey, China Core Metals, AL and MPM, IN Becancour, Canada Siltech, South Africa Alden, KY 1992 1996 1998 2000 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 Hidro Nitro Española SA , Spain Cuarzos Industriales SA , Spain FerroVen SA (Puerto Ordaz , Venezuela) Rocas, Arcillas y Minerales (RAMSA) Pechiney Électrométallurgie ( FerroPem & SiliconSmelters ) Rand Carbide Sinice Silicon Industries (Mangshi), China SamQuarz, South Africa 2014 2017 Port Cartier, Canada (announced) Port Cartier, Canada (operational) GSM FerroAtlántica 2015 Merger of GSM & Ferro - Atlántica 7

Globe Operations Globe Headquarters GSM: A Market Leading Presence in North America with Strategically Positioned Global Operations 8 Headquarters Miami, FL Specialty Coal & Preparation Plant 2.5 mil tons Corbin , KY (Alden Resources) Silicon JV 72,000 mt GSM 51% or 36,700 mt JV Partner (Dow) 49% 35,300 mt Alloy, WV Fluorspar Aurora, IN Silicon JV 45,000 mt GSM 51% or 23,000 mt JV Partner (Dow) 49% 22,000 mt Bécancour , Canada Ferrosilicon and Foundry Alloys 52,000 mt Silicon 25,000 mt or Ferrosilicon 40,000 mt Beverly, OH Quartz Mine Billingsley , AL Ferrosilicon 35,000 mt Bridgeport, AL Quartz Mine La Malbaie, Quebec Silicon 27,000 mt Niagara Falls, NY Silicon 24,000 mt Selma, AL Calcium Silicon , Foundry Alloys 21,000 mt Cored Wire 24 mil meters Mendoza , Argentina Ferrosilicon 45,000 mt New Castle, South Africa Carbon Electrodes 12,000 mt Shizuishan , Ningxia Hui, China (“Yonvey”) Cored Wire 8 mil meters Police, Poland Hydroelectric Power 12 MW Argentina 4 7 8 3 5 2 1 9 10 11 6 16 15 14 12 13 7 6 8 2 5 9 10 3 4 11 12 14 16 15 13 1

10 6 7 8 9 11 12 13 14 1 2 3 4 5 16 15 9 FerroAtl á ntica Operations FerroAtl á ntica FerroAtlántica: A European Leader in Silicon Metal and Ferroalloys with Global Reach Headquarters Madrid, Spain 1 Ferro Manganese 57,000 mt Silicomanganese 115,000 tons Boo, Spain 2 Ferrosilicon 18,000 mt Ferro Manganese 55,000 mt Siliconmanganese 37,000 mt Cee, Spain 3 Ferrosilicon 61,000 mt Dumbría, Spain 4 Silicon 40,000 mt Sabón, Spain 5 Ferro Manganese Af 80,000 mt Silicomanganese 80,000 mt Monzón, Spain 6 Inoculants 14,000 mt Pierrefitte, France 7 Silicon 35,000 mt Anglefort, France 8 Silicon 35,000 mt Les Clavaux, France 9 Silicon 33,000 mt Montricher, France 10 Silicon 23,000 mt Inoculants 20,000 mt Calcium Silicide 15,000 mt Chateau Feuillet, France 11 Silicon 23,000 mt Ferrosilicon 35,000 mt Laudun, France 12 Silicon 55,000 mt Polokwane, South Africa 13 Silicon 12,000 mt Ferrosilicon 40,000 mt Inoculants 10,000 mt Rand Carbide, South Africa 14 Ferrosilicon 96,000 mt Ferro Manganese 21,000 mt Silicomanganese 22,000 mt Venezuela 15 Silicon 36,000 mt Mangshi, China 16

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx London, UK 4 7 8 3 5 2 9 10 11 6 16 15 14 12 13 10 6 7 8 9 11 12 13 14 2 3 4 5 16 15 Complementary G eographic F it C reates a Global L eader in Silicon M etal and Alloys with Operations on Five Continents Combined Company Headquarters Globe Operations FerroAtlántica Operations 10 Ferro Manganese 57,000 mt Silicomanganese 115,000 tons Boo, Spain 2 Ferrosilicon 18,000 mt Ferro Manganese 55,000 mt Siliconmanganese 37,000 mt Cee, Spain 3 Ferrosilicon 61,000 mt Dumbria, Spain 4 Silicon 40,000 mt Sabon, Spain 5 Ferro Manganese 80,000 mt Silicomanganese 80,000 mt Monzon, Spain 6 Inoculants 14,000 mt Pierrefitte, France 7 Silicon 35,000 mt Anglefort, France 8 Silicon 35,000 mt Les Clavaux, France 9 Silicon 33,000 mt Montricher, France 10 Silicon 23,000 mt Inoculants 20,000 mt Calcium Silicide 15,000 mt Chateau Feuillet, France 11 Silicon 23,000 mt Ferrosilicon 35,000 mt Laudun, France 12 Silicon 55,000 mt Polokwane, South Africa 13 Silicon 12,000 mt Ferrosilicon 40,000 mt Inoculants 10,000 mt Rand Carbide, South Africa 14 Ferrosilicon 96,000 mt Ferro Manganese 21,000 mt Silicomanganese 22,000 mt Venezuela 15 Silicon 36,000 mt Mangshi, China 16 1 Fluorspar Aurora, IN Silicon JV 45,000 mt GSM 51% or 23,000 mt JV Partner (Dow) 49% 22,000 mt Bécancour , Canada Ferrosilicon and Foundry Alloys 52,000 mt Silicon 25,000 mt or Ferrosilicon 40,000 mt Beverly, OH Quartz Mine Billingsley , AL Ferrosilicon 35,000 mt Bridgeport, AL Quartz Mine La Malbaie, Quebec Silicon 27,000 mt Niagara Falls, NY Silicon 24,000 mt Selma, AL Calcium Silicon , Foundry Alloys 21,000 mt Cored Wire 24 mil meters Mendoza , Argentina Ferrosilicon 45,000 mt New Castle, South Africa Carbon Electrodes 12,000 mt Shizuishan , Ningxia Hui, China (“Yonvey”) Cored Wire 8 mil meters Police, Poland Hydroelectric Power 12 MW Argentina 8 2 5 9 10 3 4 11 12 14 16 15 13 Specialty Coal & Preparation Plant 2.5 mil tons Corbin , KY (Alden Resources) Silicon JV 72,000 mt GSM 51% or 36,700 mt JV Partner (Dow) 49% 35,300 mt Alloy, WV 7 6

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx Ownership of High Quality Raw Materials Close to Facilities Provides Significant Advantage Plants Electrodes Coal & Prep Plant Slag Conditioners Quartzite Mine Power Plants Cored Wire Product Flow Raw Material Flow Ownership of critical raw materials Combined platform optimizes raw material strategy • High quality and consistency • Higher production driving lower costs • Just - in - time delivery of raw materials; reduces working capital • Improved logistics, reducing freight costs • Highly cost competitive asset base • Specialty coal, high purity quartz, woodchips, gravel, electrodes and hydroelectric power Legend Rail Line 11

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx Various Strategic Benefits for Combined Group Key Strategic Benefits Customers ▪ Risk profile mitigated through increased customer diversification ▪ Optimization of product flows enables faster delivery times and improved customer service ▪ Improved ability to serve international customers with combined global platform Operational Expertise ▪ Combination of best - in - class engineering and operational expertise will drive synergies ▪ Sharing of technological “know - how” and best practices ▪ Increased efficiencies and lower cost of production across combined assets ▪ Research and development; silicon applications for solar end market ▪ Ability to provide a more diversified suite of products to meet demand in growing end markets ▪ Energy division adds intrinsic hedge to potential power price inflation Products ▪ Combination of two low - cost producers drives profitability through cycle ▪ Scale enhances access to, and procurement of, key raw materials Cost Position & Raw Materials 12

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx Significant Operational and Financial Synergy Potential Financial Synergies Working Capital Release SG&A / Overhead Platform Optimization Best Practices Efficiencies 13 ▪ Reduction in combined corporate overhead expenses ▪ Procurement and logistics planning (e.g . r educed freight , centralized materials management, etc.) ▪ Knowledge sharing at combined entity to further derive cost - savings initiatives ▪ Refinancing of existing debt at lower rate and other savings ▪ Optimization of working capital management policies Run Rate $30mm Aggregate 3 - Year Benefit: $100mm $10mm $30mm $25mm Total Run - Rate: Year 1: $65mm $65mm $55mm Source: GSM and FerroAtlántica management estimates.

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx Disciplined Financial Policies Focused on Shareholder Value ▪ Manage working capital levels to ensure maximum cash flow generation ▪ Strong emphasis on inventory management ▪ Strong focus on utilizing free cash flow to grow shareholder returns ▪ B alanced approach for managing excess cash flows ( d ividend growth and share repurchases ) ▪ Disciplined approach to growth through acquisitions through well - defined investment criteria ▪ Larger platform to pursue opportunistic, accretive acquisitions ▪ Will evaluate opportunities in the existing value chain and expansion into complementary areas ▪ Maintain conservative capital structure ▪ Focus on flexible balance sheet positioned for growth ▪ Combined net leverage of 1.4x trailing EBITDA as at December 31, 2014 Working Capital Management Capital Structure Management Dividend & Capital Returns M&A 14

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx Compelling Value Proposition for GSM Shareholders Global Producer x Positions combined company as a leading producer of silicon metal and ferroalloys x Creates an international leader in specialty metals with c.$2.3bn in revenues Enhanced Platform x Positioned to compete in an international market x Enhanced product offering and diversified production base with broad geographic reach x S trategic energy platform introduced at optimal time with strong and stable cash flow generation that acts as a natural cost hedge Significant Value Creation x Optimized vertical integration with high quality raw materials sourced locally to facilities x Substantial operating and financial synergies x Transaction expected to be accretive to GSM earnings per share from year one post completion Growth Potential x Diversified across end markets and geographies x Strategically positioned to benefit from fast - growing end markets x Strong cultural alignment with significant strength and expertise in combined management team Strong Financials x Improved cash generation x Strong , flexible balance sheet to support existing growth platform and future strategic opportunities 15

Appendix

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx ($ mm) Cash $41mm $110mm Debt $486mm $135mm Net Debt $446mm $25mm Net Working Capital $537mm $143mm Strong, Flexible Balance Sheet to Support Growth 17 Note: Balances shown are as of December 31, 2014. Assumes 1.13 USD / EUR FX rate for FerroAtlántica balance sheet conversions, and historical 2014 average 1.3284 USD / EUR FX rate for FerroAtlántica EBITDA conversions. 1 Cash and treasuries. 2 Cash and cash equivalents, including marketable securities. 3 Includes financial leases and other long - term financial liabilities. 4 Includes capital lease obligations. 5 Net working capital calculated as inventory plus accounts receivables less accounts payables. 1 2 4 5 3 Selected Credit Metrics Debt / LTM EBITDA 2.5x 1.0x Net Debt / LTM EBITDA 2.3x 0.2x

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx 2% 7% FerroAtlántica Energy Division Real Estate Division Others Concessions and Construction Fertilizers & Chemistry Division Grupo Villar Mir: One of Spain’s Largest Privately Owned Industrial Groups Source: Grupo Villar Mir information. Note: Percentages reference corresponding Grupo Villar Mir EBITDA by division. OHL, a publicly listed company, controlled by Grupo Villar Mir. 1 VM Energía has a management contract with FerroAtlántica in order to manage the production of 14 hydroelectric plants (seven in Ferroatlántica, S.A., five in Hidro Nitro, S.A. and two in FerroPem, SAS), which have a total installed capacity of 210 MW. Strong Track Record as Supportive Major Shareholder in Large Public Companies Private Company Public Company JUAN MIGUE L Villar Mir 9% 1% 81% 1 18

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx FerroAtlántica: Key Facts ▪ A global leader in silicon metal production ▪ Financials: Revenue € 1,067mm ($1,417mm), EBITDA € 126mm ($168mm) 1 ▪ 15 production centers: Spain (5), France (6), Venezuela (1), South Africa (2), China (1) ▪ 46 furnaces: total installed power of 1,024 MW ▪ Production capacity exceeds 1 million tons/year – Si Metal (292,000 tons/year) – SiMn (254,000 tons/year) – FeMn (213,000 tons/year) – FeSi (250,000 tons/year) ▪ Annually, produces 171,000 tons of Microsilica and 42,000 tons of Söderberg Paste ▪ Great technological capacity for production of photovoltaic - grade Silicon Metal ▪ A leading independent hydroelectric energy producer in Spain ▪ Financials: Revenue € 37mm ($49mm), EBITDA € 19mm ($25mm) 1 ▪ Also maintains presence in France ▪ Operates 14 hydroelectric plants in Spain and France — 7 in Galicia, on Rivers Xallas and Grande — 5 in Aragón, on Rivers Cinca and Esera — 2 in French locations of Saint - Béron and Villelongue ▪ Total installed capacity: 210 MW ▪ Annual average production: 650 million KWh ▪ Two reservoirs with combined capacity of 120hm 3 Energy Electrometallurgy 19 1 Converted at 2014 average exchange rate of 1.3284. .

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx FerroAtlántica Energy Operations ▪ Largest independent hydroelectric power producer in Spain with c.190 MW installed capacity. French plants with an installed capacity of 20MW, totaling c.210MW at group level ▪ 19MW of new hydro power currently under construction in Spain. Construction will continue until the end of 2015 Hydro Power Generation – Long Term Revenue Visibility and Stability Key Characteristics Power Plants FerroAtlántica (148 MW installed) Plant Location Capacity Castrelo A Coruña (Castrelo) 28.7 Puente Olveira A Coruña (Castrelo) 2.7 Carantoña A Coruña (Pasarela) 5.0 Santa Eugenia I A Coruña (Ezaro) 49.1 Fervenza A Coruña (A Reboira) 3.6 Santa Eugenia II A Coruña (Ezaro) 49.1 Novo Pindo A Coruña (Ezaro) 9.8 Hidro Nitro (44 MW installed) Plant Location Capacity Barasona Huesca (Graus) 22.1 El Ciego Huesca (Estada) 2.7 Arias I Huesca (Somontano de Barbastro) 6.4 Arias II Huesca (Somontano de Barbastro) 6.4 Ariéstolas Huesca (Somontano de Barbastro) 6.1 FerroPem (20 MW installed) Plant Location Capacity St.Béron St.Béron 13.7 Villalongue Pierrefite 6.0 Hidro Nitro FerroPem 14 13 8 10 11 9 12 FerroAtlántica 1 4 6 2 3 5 7 1 2 3 4 5 6 7 8 9 10 11 12 13 14 20

GERUNDIVE2014 \ IR \ Project Ironman - Draft IR Presentation_02 23 2015_5 10AM ET_CS.pptx Favorable Trends Driving Growth in Silicon Metals and Silicon - based Alloys Products Key End Markets Key Trends • Aluminum • Chemicals • Polysilicon (photovoltaic solar) • Electronics • Industry trends positive in aluminum : focus on light weighting, increasing demand (particularly transports) • Strong growth in solar industry as renewable energy develops • Improvement in world economies and increased discretionary income leading to stronger demand for chemical consumer products • Stainless steel, carbon steel, other steel alloys • Stainless steel industry in the emerging economies continues to drive strong demand for ferroalloys • Steel, steel alloys • Automotives • Long term urbanization trends create substantial growth potential for steel and steel alloys • Growth in automotive demand from higher earning potential and improved vehicle access in emerging markets • Construction • Automotive • Improving economic conditions leading to increase in construction and infrastructure build - out Silicon Metal Ferrosilicon Manganese Alloys Foundry Alloys 23